UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Emergency Medical Services Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

29100P 10 2

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29100P 10 2

1	Names of Reporting Persons: Onex Corporation I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

6

Shared Voting Power:
13,724,721 shares of Class A Common Stock issuable on conversion of 13,724,721 shares of Class B Common Stock of the Issuer (the “ Class B Common Stock ”) of which 13,724,674 shares are issuable on exchange of LP exchangeable units representing limited partnership interests in Emergency Medical Services L.P. (the “ LP Exchangeable Units ”).

	7	Sole Dispositive Power: 0

8

Shared Dispositive Power:
13,724,721 shares of Class A Common Stock issuable on conversion of 13,724,721 shares of Class B Common Stock of which 13,724,674 shares are issuable on exchange of LP Exchangeable Units.

9

Aggregate Amount Beneficially Owned by Each Reporting Person:
13,724,721 shares of Class A Common Stock issuable on conversion of 13,724,721 shares of Class B Common Stock of which 13,724,674 shares are issuable on exchange of LP Exchangeable Units.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11

Percent of Class Represented by Amount in Row (9):
45.1% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 30,420,991 shares of Class A Common Stock, 52,228 shares of Class B Common Stock and 13,724,676 LP Exchangeable Units outstanding on February 10, 2011).

12	Type of Reporting Person (See Instructions): OO

CUSIP No. 29100P 10 2

1	Names of Reporting Persons: Gerald W. Schwartz I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

6

Shared Voting Power:
13,724,721 shares of Class A Common Stock issuable on conversion of 13,724,721 shares of Class B Common Stock of which 13,724,674 shares are issuable on exchange of LP Exchangeable Units.

	7	Sole Dispositive Power: 0

8

Shared Dispositive Power:
13,724,721 shares of Class A Common Stock issuable on conversion of 13,724,721 shares of Class B Common Stock of which 13,724,674 shares are issuable on exchange of LP Exchangeable Units.

9

Aggregate Amount Beneficially Owned by Each Reporting Person:
13,724,721 shares of Class A Common Stock issuable on conversion of 13,724,721 shares of Class B Common Stock of which 13,724,674 shares are issuable on exchange of LP Exchangeable Units.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11

Percent of Class Represented by Amount in Row (9):
45.1% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 30,420,991 shares of Class A Common Stock, 52,228 shares of Class B Common Stock and 13,724,676 LP Exchangeable Units outstanding on February 10, 2011).

12	Type of Reporting Person (See Instructions): OO

CUSIP No. 29100P 10 2

1	Names of Reporting Persons: Onex Partners GP Inc. I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 8,579,799 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP exchangeable units representing LP Exchangeable Units.

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 8,579,799 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,579,799 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11

Percent of Class Represented by Amount in Row (9):
28.2% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 30,420,991 shares of Class A Common Stock, 52,228 shares of Class B Common Stock and 13,724,676 LP Exchangeable Units outstanding on February 10, 2011).

12	Type of Reporting Person (See Instructions): OO

CUSIP No. 29100P 10 2

1	Names of Reporting Persons: Onex Partners GP LP I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 8,579,799 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 8,579,799 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,579,799 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11

Percent of Class Represented by Amount in Row (9):
28.2% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 30,420,991 shares of Class A Common Stock, 52,228 shares of Class B Common Stock and 13,724,676 LP Exchangeable Units outstanding on February 10, 2011).

12	Type of Reporting Person (See Instructions): OO

CUSIP No. 29100P 10 2

1	Names of Reporting Persons: Onex Partners LP I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 7,363,737 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 7,363,737 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,363,737 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11

Percent of Class Represented by Amount in Row (9):
24.2% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 30,420,991 shares of Class A Common Stock, 52,228 shares of Class B Common Stock and 13,724,676 LP Exchangeable Units outstanding on February 10, 2011).

12	Type of Reporting Person (See Instructions): OO

CUSIP No. 29100P 10 2

1	Names of Reporting Persons: Onex Partners LLC I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 4,747,767 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 4,747,767 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,747,767 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11

Percent of Class Represented by Amount in Row (9):
15.6% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 30,420,991 shares of Class A Common Stock, 52,228 shares of Class B Common Stock and 13,724,676 LP Exchangeable Units outstanding on February 10, 2011).

12	Type of Reporting Person (See Instructions): OO

CUSIP No. 29100P 10 2

1	Names of Reporting Persons: Onex EMSC Co-Invest LP I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 1,216,062 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 1,216,062 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,216,062 shares of Class A Common Stock issuable on conversion of Class B Common Stock issuable on exchange of LP Exchangeable Units.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11

Percent of Class Represented by Amount in Row (9):
3.9% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s LP Exchangeable Units into Class B Common Stock and conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 30,420,991 shares of Class A Common Stock, 52,228 shares of Class B Common Stock and 13,724,676 LP Exchangeable Units outstanding on February 10, 2011).

12	Type of Reporting Person (See Instructions): OO

Item 1(a)	Name of Issuer: Emergency Medical Services Corporation (the “Company”).
Item 1(b)	Address of Issuer’s Principal Executive Offices: 6200 South Syracuse Way Greenwood, CO 80111

Item 2(a)	Name of Person Filing: Onex Corporation Gerald W. Schwartz Onex Partners GP Inc. Onex Partners GP LP Onex Partners LP Onex Partners LLC Onex EMSC Co-Invest LP

Onex Corporation and Mr. Schwartz, Onex Partners GP Inc., Onex Partners GP LP, Onex Partners LLC, Onex Partners LP and Onex EMSC Co-Invest LP are filing the statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Item 2(b)

Address of Principal Business Office or, if none, Residence:
The address for the principal business office of each of Onex EMSC Co-Invest LP, Onex Partners LP, Onex Partners GP LP and Onex Partners GP Inc. is:

c/o Onex Investment Corporation

712 Fifth Avenue

New York, New York 10019

The address for the principal business office of Onex Partners LLC is:

421 Leader Street

Marion, Ohio 43302

The address for the principal business office of Onex Corporation and Gerald W. Schwartz is:

161 Bay Street

P.O. Box 700

Toronto, Ontario, Canada M5J2S1

Item 2(c)

Citizenship:
Onex EMSC Co-Invest LP, Onex Partners LP and Onex Partners GP LP are Delaware limited partnerships. Onex Partners LLC is a Delaware limited liability company.  Onex Partners GP Inc. is a Delaware Corporation. Onex Corporation is an Ontario, Canada corporation. Gerald W. Schwartz is a Canadian citizen.

Item 2(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share.
Item 2(e)	CUSIP No.: 29100P 10 2

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:
(a) Amount beneficially owned:

ONEX CORPORATION	13,724,721	(1)
GERALD W. SCHWARTZ	13,724,721	(2)
ONEX PARTNERS GP INC.	8,579,799	(3)
ONEX PARTNERS GP LP	8,579,799	(4)
ONEX PARTNERS LP	7,363,737	(5)
ONEX PARTNERS LLC	4,747,767	(6)
ONEX EMSC CO-INVEST LP	1,216,062	(7)

(1)  Includes the following: (i) 7,363,737 LP exchangeable units held by Onex Partners LP, (ii) 4,747,767 LP exchangeable units held by Onex Partners LLC; (iii) 1,216,062 LP exchangeable units held by Onex EMSC Co-Invest LP; (iv) 273,425 LP exchangeable units held by EMS Executive Investco LLC; (v) 123,685 LP exchangeable units held by Onex US Principals LP; and (vi) 45 shares of Class B Common Stock held by Onex American Holdings II LLC. Onex Corporation may be deemed to own beneficially the LP exchangeable units held by (a) Onex Partners LP, through Onex’ ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of Onex Partners LP; (b) Onex Partners LLC, through Onex’ ownership of all of the equity of Onex Partners LLC; (c) Onex EMS Co-Invest LP, through Onex’ ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of Onex EMSC Co-Invest LP; (d) EMS Executive Investco LLC, through Onex’ ownership of Onex American Holdings II LLC which owns 100% of the voting power of EMS Executive Investco LLC; and (e) Onex US Principals LP through Onex’ ownership of all of the equity of Onex American Holdings GP LLC, the general partner of Onex US Principals LP. Onex may be deemed to own beneficially the Class B Common Stock owned by Onex American Holdings II LLC through its ownership of Onex American Holdings II LLC. Onex Corporation disclaims such beneficial ownership.

(2)  Mr. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to own beneficially all of the LP exchangeable units and Class B Common Stock owned beneficially by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership.

(3)  Includes1,216,062 LP exchangeable units held by Onex EMSC Co-Invest LP and 7,363,737 LP exchangeable units held by Onex Partners LP. Onex Partners GP, Inc. may be deemed to own beneficially the LP exchangeable units held by Onex EMSC Co-Invest LP and Onex Partners LP because Onex Partners GP, Inc. is the general partner of Onex Partners GP LP, the general partner of Onex EMSC Co-Invest LP and Onex Partners LP.

(4)  Includes 1,216,062 LP exchangeable units held by Onex EMSC Co-Invest LP and 7,363,737 LP exchangeable units held by Onex Partners LP. Onex Partners GP LP may be deemed to own beneficially the LP exchangeable units held by Onex EMSC Co-Invest LP and Onex Partners LP because Onex Partners GP LP is the general partner of Onex EMSC Co-Invest LP and Onex Partners LP.

(5)  All of the LP exchangeable units owned by Onex Partners LP may be deemed owned beneficially by each of Onex Partners GP LP, Onex Partners GP, Inc. and Onex Corporation.

(6)  All of the LP exchangeable units owned by Onex Partners LLC may be deemed owned beneficially by Onex Corporation.

(7)  All of the LP exchangeable units owned by Onex EMSC Co-Invest LP may be deemed owned beneficially by each of Onex Partners GP LP, Onex Partners GP, Inc. and Onex Corporation.

(b)	Percent of class (based on 30,420,991 shares of Class A Common Stock outstanding as of February 10, 2011):

ONEX CORPORATION	45.1%
GERALD W. SCHWARTZ	45.1%
ONEX PARTNERS GP INC.	28.2%
ONEX PARTNERS GP LP	28.2%

ONEX PARTNERS LP	24.2%
ONEX PARTNERS LLC	15.6%
ONEX EMSC CO-INVEST LP	3.9%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:

ONEX CORPORATION	0
GERALD W. SCHWARTZ	0
ONEX PARTNERS GP INC.	0
ONEX PARTNERS GP LP	0
ONEX PARTNERS LP	0
ONEX PARTNERS LLC	0
ONEX EMSC CO-INVEST LP	0

(ii)	Shared power to vote or to direct the vote:

ONEX CORPORATION	13,724,721
GERALD W. SCHWARTZ	13,724,721
ONEX PARTNERS GP INC.	8,579,799
ONEX PARTNERS GP LP	8,579,799
ONEX PARTNERS LP	7,363,737
ONEX PARTNERS LLC	4,747,767
ONEX EMSC CO-INVEST LP	1,216,062

(iii)	Sole power to dispose or to direct the disposition of:

ONEX CORPORATION	0
GERALD W. SCHWARTZ	0
ONEX PARTNERS GP INC.	0
ONEX PARTNERS GP LP	0
ONEX PARTNERS LP	0
ONEX PARTNERS LLC	0
ONEX EMSC CO-INVEST LP	0

(iv)	Shared power to dispose or to direct the disposition of:

ONEX CORPORATION	13,724,721
GERALD W. SCHWARTZ	13,724,721
ONEX PARTNERS GP INC.	8,579,799
ONEX PARTNERS GP LP	8,579,799
ONEX PARTNERS LP	7,363,737
ONEX PARTNERS LLC	4,747,767
ONEX EMSC CO-INVEST LP	1,216,062

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable

Item 8	Identification and Classification of Members of the Group:
Not applicable

Item 9	Notice of Dissolution of Group:
Not applicable

Item 10	Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

ONEX CORPORATION

	By:	/s/ Donald W. Lewtas
		Name:	Donald W. Lewtas
		Title:	Chief Financial Officer

	By:	/s/ Christopher A. Govan
		Name:	Christopher A. Govan
		Title:	Managing Director

ONEX PARTNERS GP LP

	By:	Onex Partners GP Inc., its General Partner

	By:	/s/ Robert M. Le Blanc
		Name:	Robert M. Le Blanc
		Title:	President

	By:	/s/ Donald F. West
		Name:	Donald F. West
		Title:	Vice President

ONEX PARTNERS GP INC.

	By:	/s/ Robert M. Le Blanc
		Name:	Robert M. Le Blanc
		Title:	President

	By:	/s/ Donald F. West
		Name:	Donald F. West
		Title:	Vice President

ONEX PARTNERS LLC

By: Onex American Holdings GP LLC, its General Partner

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Director

ONEX PARTNERS LP

By: Onex Partners GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Vice President

ONEX EMSC CO-INVEST LP

By: Onex Partners GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Vice President

/s/ Donald W. Lewtas
Name:	Donald W. Lewtas
Title:	Authorized Signatory for Gerald W. Schwartz